LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	110,734
Accounts receivable, net		177,746
Prepaid expenses		2,652
Total current assets		291,132
Property and equipment, net		422,522
Cash surrender value of life insurance		525,649
Total assets	$	1,239,303

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Payables	$	223,445
Current portion of lease liability		167,640
Total current liabilities		391,085
Lease liability		229,103
Deferred income taxes		18,000
Total liabilities		638,188
Stockholder's equity:		
Common stock, $1 par value; 50,000 shares authorized,		
3,779 shares issued and outstanding		3,779
Additional paid-in capital		-
Retained earnings		597,336
Total stockholder's equity		601,115
Total liabilities and stockholder's equity	$	1,239,303

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2019

Revenues:		
Consulting fees	$	2,623,873
Municipal advisory fees		1,868,730
Gain on investments		131,956
Administrative fees		129,793
Total revenues		4,754,352
Operating expenses:		
Employee compensation and benefits		2,274,333
Other general and administrative expenses		2,080,783
Occupancy		184,418
Total operating expenses		4,539,534
Income from operations		214,818
Provision for income taxes		47,000
Net income	$	167,818

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2019

| | Common Stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2019	3,862 $	3,862 $	- $	474,193 $	478,055
Purchase and retirement of common stock	(83)	(83)	-	(44,675)	(44,758)
Net income	-	-	-	167,818	167,818
Balance at December 31, 2019	3,779 $	3,779 $	- $	597,336 $	601,115

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

Cash flows from operating activities:		
Net income	$	167,818
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for losses on accounts receivable		2,750
Depreciation and amortization		13,306
Deferred income taxes		(6,000)
Change in cash surrender value of life insurance		(131,955)
Decrease in:		
Accounts receivable		17,618
Prepaid expenses		3,830
Related party receivable		7,500
Income tax receivable		27,000
Decrease in:		
Payables		(1,825)
Net cash provided by operating activities		100,042
Cash flows from investing activities:		
Purchases of property and equipment		(5,933)
Net cash used in investing activities		(5,933)
Cash flows from financing activities:		
Purchases and retirement of common stock		(44,758)
Net cash used in investing activities		(44,758)
Net increase in cash		49,351
Cash, beginning of year		61,383
Cash, end of year	$	110,734

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include some amounts that are based on management's best estimates and judgements. The most significant estimates relate to allowances for uncollectible accounts receivable, depreciation, taxes, and contingencies. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution. Concentrations of credit risk with respect to accounts receivable are limited because many diverse local government agencies make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the National Credit Union Administration (NCUA) up to certain limits. At December 31, 2019, the Company had no balances in excess of NCUA-insured limits. The Company has not experienced any losses in such accounts.

Financial Instruments

The Company's financial instruments include cash and cash equivalents, receivables, and payables. The recorded values of cash and cash equivalents, receivables, and payables approximate their fair values based on their short-term nature.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectibility. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Property and Equipment and Depreciation Methods

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. The Company uses other depreciation methods (generally accelerated methods) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files federal and state income tax returns in states in which it operates. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In accordance with Accounting Standards Codification (ASC) 740, *Income Taxes*, management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

The Company has adopted Accounting Standard Update (ASU) 2015- 17, *Balance Sheet Classification of Deferred Taxes (Topic 740),* which requires deferred income tax assets and liabilities be classified as noncurrent.

Revenue Recognition

The Company has adopted ASU 2014-09, *Revenue from Contracts with Customers,* and all subsequent ASUs that modified ASC 606, *Revenue from Contracts with Customers.*

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Under ASC 606, the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services. To achieve this core principle, the Company applies the following five step approach: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

The Company derives its revenues from consulting services, municipal advisory services, and administrative services. A description of each of the Company's disaggregated revenue streams, as presented in the statements of operations, is as follows:

Consulting Fees

The Company provides consulting services to entities for things such as impact fee studies, RDA consulting services, transportation studies, and other similar services.

The Company believes the performance obligation for providing such consulting services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company has an enforceable right to payment for the consulting services provided to date. Progress toward satisfaction of the performance obligation is measured based on labor hours expended.

Municipal Advisory Fees

The Company provides municipal advisory services related to the application and issuance of municipal bonds.

The Company believes that the performance obligation related to municipal advisory services is achieved at a point in time. That point in time occurs when the customer is awarded the municipal bond. At this point in time the Company does not need to take any further significant actions in order for the customer to obtain control and benefit of the bond proceeds. If the bond issuance fails, the Company will not be paid for the municipal advisory services.

Administrative Fees

The Company provides administrative services such as RDA management services, SID administration, and other similar services.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

The Company believes that the performance obligation related to administrative services is achieved at a point in time. That point in time occurs at various intervals based on the terms of the contract (ie. monthly, quarterly, annually, etc.). At these intervals the Company has completed any significant actions in order for the customer to benefit from the agreement.

Contingencies

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they arise from guarantees, in which guarantees would be disclosed.

Note 2 – Accounts Receivable

Accounts receivable consist of the following:

Accounts receivable	$	197,496
Less allowance for doubtful accounts		(19,750)
	$	177,746

Note 3 – Related Party Transactions

The Company provides management services to LRB Financial and Green Light Management, LLC, companies also owned by the stockholders of the Company. During the year ended December 31, 2019, the Company recorded revenue from related parties of $101,500. At December 31, 2019, the outstanding balance of related party receivable was $0.

Note 4 – Property and Equipment

Right-of-use asset	$	396,743
Furniture and fixtures		243,622
Computer equipment		175,874
Leasehold improvements		2,368
		818,607
Less accumulated deprecation and amortization		(396,085)
	$	422,522

Note 5 – Payables

Pension payable	$	155,160
Vacation payable		27,313
Income tax payable		22,000
Accounts payable		18,972
	$	223,445

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note 6 – Income Taxes

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

Computed tax at federal statutory rate	$	52,000
State taxes, net of federal benefit		10,000
Insurance		(19,000)
Meals and entertainment		8,000
Other, net		(4,000)
	$	47,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax liabilities are comprised of the following:

Revenue and expense recognition	$	(39,000)
Difference between book and tax deprecation		5,000
Charitable contribution carryforward		16,000
	$	(18,000)

At December 31, 2019, the Company has available unused charitable contribution credits that may be applied against future taxable income. The charitable contribution credits have begun to expire and will continue to expire if unused through 2023.

Note 7 – Operating Leases

During the year ended December 31, 2019, the Company entered into a three year operating lease agreement for its office space. At the inception of the lease the Company recorded a right-of-use asset and a lease liability of $516,288, based on a discount rate of five percent. The lease expires in March 2022. Lease expense during the year ended December 31, 2019 was approximately $135,000.

Future rental payments for this operating lease is approximately as follows:

Year		Amount
2020	$	184,000
2021		189,000
2022		48,000
	$	421,000

Note 8 – Supplemental Cash Flow Information

During the year ended December 31, 2019, the Company:

- Recorded a right-of-use asset and a lease liability of $516,288.

- Reduced the right-of-use asset and the lease liability for $119,545.

Interest	$	-
Income taxes	$	4,944

Note 9 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $210,000 for the year ended December 31, 2019.

Note 10 – Commitments and Contingencies

The Company has entered into a stock purchase agreement with a stockholder of the Company to purchase shares, at the discretion of the Company, through July 15, 2020.

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $412,938, which was $398,042 in excess of its required net capital of $14,896. At December 31, 2019, the Company's net capital ratio was 0.54 to 1.

Note 12 – Subsequent Events

The Company evaluated events through March 2, 2020, the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Net Capital:

Total ownership equity	$	601,115
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		601,115
Additions for deferred income tax liabilities resulting from assets that are non-allowable for net capital		18,000
Total capital and allowable credits		619,115
Deductions for non-allowable assets		(206,177)
Net capital before haircuts on securities positions		412,938
Haircuts on securities		-
Net capital	$	412,938

Aggregate indebtedness:

Total liabilities (less deferred income taxes) from balance sheet	$	391,085

Computation of Basic Net Capital Requirement:

Minimum net capital required	$	26,072
Excess net capital	$	386,866
3,779 shares issued and outstanding	$	373,830
Ratio of aggregate indebtedness to net capital		0.95 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2019) (as amended on February 28, 2020):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	412,938
Reconciling items		-
Net capital per above	$	412,938

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule l5c3-3 of the Securities and Exchange Commission as a broker or dealer, who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and their customers through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of the Company." Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule l5c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.